EXHIBIT 99.2


London 9th May 2001: Bright Station plc (LSE: BSN, NASDAQ: BSTN) ("Bright Station" or "the Group") announces that it has entered into a legally binding agreement regarding the sale of the name, customer list and debtor book of officeshopper, its online office supplies company, to Inkwell Direct, a division of the Howarine Calvert group of companies, for consideration of up to (pound)450,000, payable in cash.

In the year ended 31 December 2000, officeshopper had turnover of (pound)1.7 million and a loss before interest and tax of (pound)2.7 million. The net book value of the assets that are subject to this transaction as at today's date is (pound)357,000. Consideration of (pound)195,000 will be payable within the next 30 days, with the balance of consideration payable based upon the recoverability of debtor balances and the gross profit of officeshopper over the next 18 months.

This sale is in line with Bright Station's stated strategy of restructuring the Group to reposition it as a "pure play" knowledge management business through Smartlogik, its knowledge management subsidiary.

The disposal of these officeshopper assets will reduce the ongoing operational cash outflows of the Group and will mitigate anticipated closure costs. Bright Station will retain the liability for any costs associated with the closure of the officeshopper operations.

As part of the Group restructuring, Bright Station has also today transferred its 100% shareholding in WebTop to Smartlogik. Smartlogik intends to leverage WebTop's 500 million page index of the Web to complement their product offering, allowing Smartlogik customers to search both internal and external information simultaneously. In addition, WebTop's leading Cambridge-based programmers will work on enhancing Smartlogik's knowledge management tools.

The only non-core business now remaining within the Group is Sparza, where the cost base has been reduced and plans made for its closure in the event that an offer is not forthcoming shortly.

During the past month corporate overheads have also been curtailed, and the corporate centre is now focused exclusively on completing the restructuring and on securing additional financing for the ongoing business, Smartlogik. In light of the developments announced today, the Group will be able to make further cost reductions during the remainder of Q2.

Allen Thomas, Chairman of  Bright Station, said:

"I am pleased that we have agreed a sale of these officeshopper assets and that we have made progress on the other aspects of our restructuring. Discussions continue with a number of parties with regard to our financing requirements. Based on the current status of these discussions the Board remains confident of a successful outcome."



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